

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via Email
Davidi Jonas, CEO
Straight Path Communications Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re: Straight Path Communications Inc.**
> **Form 10-12(G)**
> **Filed May 6, 2013**
> **File No. 000-54951**

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have filed a Form 10-12(G) registering your Class B common stock under Section 12(g) of the Securities Exchange Act. We also note you intend to have your common stock listed for trading on the NYSE MKT. Please tell us why you did not file a Form 10-12(B) to register your Class B common stock under Section 12(b) of the Securities Exchange Act.

2.   Please be advised that your Form 10-12(G) will be effective by operation of law and lapse of time 60 days after the date of filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

3.   Please file as soon as possible your exhibits such as the Separation, Transition Services, and Tax Separation Agreements and employment agreements to be entered into in connection with the spin-off. We will need adequate time to review and, if necessary, comment upon your disclosure regarding the agreements.

4.   Please also discuss whether any agreements may be amended after distribution of your information statement and, if so, how the parties intend to communicate any material changes to holders of the spun-off securities.

Risks Related to the Spin-Off, page 15

There can be no assurance that the FCC will approve or accept our new ownership resulting from the spin-off, page 16

5.   We note that you anticipate a favorable response from the FCC "given the similarity of our current ownership and our ownership following the spin-off." Please revise your risk factor to discuss how the ownership structure pre- and post-spin-off are similar such that you may expect a favorable response from the FCC.

Exhibit 99.1

Other Benefits of the Spin-Off, page 21

6.   The last four bullets on page 21 appear to describe the factors weighing against the Spin-Off. Please revise to elaborate on these factors in more detail and caption these factors more prominently as factors weighing against the Spin-Off.

Material U.S. Federal Income Tax Consequences of the Spin Off, page 23

7.   We note that you reference in your "Dear Shareholder" letter at page i and at pages 24 and 26 of your registration statement your expectation of receiving a favorable legal opinion as to the spin-off's tax-free status. Please revise your document to indicate from whom you expect to receive this opinion and advise us whether you intend to include the opinion as an exhibit or appendix to your filing.

8.   Please advise us why, given that you expect to receive an opinion of counsel as to the spin-off's tax free status, you have provided a "should" opinion at pages 3 and 24 of your registration statement. To the extent that you retain this limitation, please expand your disclosure to explain why a "should" opinion only is being voluntarily provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

9.   The disclosure on page 33 states you own 100% of Straight Path Spectrum subject to a claim by a former manager of the business. Please present appropriate disclosure in the Summary, Q&A, and risk factor sections on this subject and summarize the material terms of the claim.

10.   The disclosure also states the former CEO was party to an agreement that entitles him to certain percentages of the proceeds from the leases and assignments. Please clarify if the CEO is the same person as the former manager of the business. Also present appropriate disclosure in the Summary, Q&A, and risk factor sections on this subject.

11.   We note that the former Chief Executive Officer of Straight Path Spectrum was party to an agreement entitling him to certain percentages of the proceeds from leases and assignments of certain of your wireless spectrum licenses. Please tell us whether you have recognized revenue related to such licenses. If so, tell us how you accounted for such revenue and refer to your basis in the accounting literature.

12.   Further, we note from page 33 that the former CEO of Straight Path IP Group asserted a claim to the right to receive options to purchase another 5% of Straight Path IP Group. Please clarify whether the former CEO is the same person as the former CEO of Straight Path Spectrum and the same person as the former manager of the business of Straight Path Spectrum. Please disclose the exercise price of the options of the former CEO of Straight Path IP. Also present appropriate disclosure in the Summary, Q&A, and risk factor sections.

13.   We note from page 30 that a certain law firm has the right to 30% of the proceeds from any monetization of the Droplet patent portfolio. Please present appropriate risk factor disclosure regarding the sharing of the proceeds.

Consolidated, pages 36 and 37

14.   Please revise to discuss your consolidated revenues, costs and expenses, and gain on assignment of wireless spectrum. In addition, present this discussion prior to your discussion of your segment results of operations.

Liquidity and Capital Resources, page 38

15.   We note from page 39 that in fiscal 2012 $233.4 million of amounts due to IDT were
        contributed by IDT to your equity. Please explain why you issued the note to IDT and
        discuss its material terms.

Straight Path IP Group, Inc.

16.   We note from page 47 that a leading multi-national law firm will provide legal services to
        you with respect to the enforcement of your patents and, in return, the firm will receive
        fees solely out of the proceeds of recoveries up to a maximum of 40% of those proceeds.
        It appears this relationship may be a material contract to your business. Please advise and
        file the agreement accordingly. Please refer to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 53

17.   We note your will enter into employment agreements with Davidi Jonas and your CFO
        prior to the spin-off. Please file these material agreements as exhibits to your registration
        statement, and summarize in your disclosure the material terms of these agreements.

Security Ownership by Certain Beneficial Owners and Management, page 54

18.   Footnote 1 to the table on page 55 states the shares held by (a) the Jonas Foundation, (b)
        the 2012 Jonas Family, LLC, and (c) the Howard S. and Deborah Jonas Foundation, Inc.
        are not held beneficially held by Howard Jonas. Please tell us the basis for disclaiming
        beneficial ownership.

Description of Our Capital Stock, page 59

19.   The disclosure on this page states you are registering your Class A common stock but
        that is not consistent with the cover page of the registration statement. Please advise.

Financial Statements, pages F-2 through F-28

20.   Please revise to present the financial statements on a combined basis.

Consolidated Statements of Operations, page F-4

21. Please remove presentation of earnings per share for periods other than the most recent fiscal year and the latest interim period.

Note 10 – Revenues and Gain on Assignment of Wireless Spectrum, page F-16

22. Please clarify whether any portion of the $3.5 million recognized as revenue in connection with the settlement, release and cross-license agreement during the fiscal year ended July 31, 2011 represented a penalty or reimbursement of fees. If so, tell us how you determined the appropriate classification of these amounts. Include reference to authoritative literature used as guidance. For any portion of the amount that represents license fee revenue, please tell us and disclose the license term.

23. Please also address the $0.4 million recognized as revenues during the six months ended January 31, 2013, which based on your revenue discussion on page F-27, also appears to relate to a legal settlement.

Consolidated Balance Sheets, page F-3

24. Please tell us the nature of the $237 million balance due to IDT Corporation at July 31, 2011.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

25. We note that Straight Path Spectrum holds a broad collection of wireless spectrum licenses granted by the FCC. Please tell us how much was paid to acquire these licenses and why no value appears to be attributed to them in your financial statements.

Revenue Recognition, page F-9

26. Please tell us the significant terms of your agreement(s) to assign FCC licenses and how agreements to lease your licenses generally differ from agreements to assign licenses.

27. In that regard, we note that you have different revenue recognition policies for leases versus assignments. Please tell us how you determined that revenue should be recognized upon execution of the assignment agreements as opposed to being recognized over the term of the assignment. Include reference to authoritative literature used as guidance as well as discussion of any continuing costs or obligations under these arrangements.

Note 8 – Commitments and Contingencies, page F-15

Legal Proceedings, page F-15

28.   With respect to each of the legal proceedings that you are currently involved in, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to ASC 450-20-50-3 and 450-20-50-4.

Updating

29.   Please update to include your interim financial statements for the quarterly period ended April 30, 2013 and revise the applicable sections.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs at 202-551-3373 or Dean Suehiro at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at 202-551-3310 or Paul Fischer at 202-551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via Email
      Dov T. Schwell, Esq.
      Schwell Wimpfheimer & Associates LLP